McLaughlin & Stern, llp Founded 1898
STEVEN W. SCHUSTER Partner Direct Phone: (212) 448–6216 sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	Millbrook, NY Great Neck, NY West Palm Beach, FL Ft. Lauderdale, FL

March 31, 2014

BY MAIL AND EDGAR TRANSMISSION

Mr. David R. Humphrey

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Xiangtian (USA) Air Power Co., Ltd.
Form 10-K for the fiscal year ended July 31, 2013
Filed October 29, 2013
Form 10-Q for the quarterly period ended October 31, 2013
Filed December 16, 2013
File No. 0-54520

Dear Mr. Humphrey:

On behalf of our client, Xiangtian (USA) Air Power Co., Ltd. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 5, 2014 with respect to the Company’s Form 10-K filed on October 29, 2013 (the “10K”) and Form 10-Q filed on December 16, 2013 (the “10Q”) (File No. 000-54520).

Per our call discussion with Ms. Beverly Singleton on March 18, 2014 and as mentioned in our responding letter filed with the Commission on March 19, 2014, we were granted an extension to respond to the Commission’s comments dated March 5, 2014. The amended filing for Form 10-QA (the “10QA”) and Form 10-KA (the”10K-A”) were filed on March 28, 2014 and March 31, 2014, respectively.

For you convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Form 10-K for the fiscal year ended July 31, 2013

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that Kenne Ruan, CPA, P.C., your independent registered public accounting firm, relied on the report of other auditors for the cumulative period from September 2, 2008 (inception) through the end of July 31, 2012 for the statements of operations, stockholders’ deficit, and cash flows. In addition, you do not provide an audit report for the balance sheet as of July 31, 2012, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year then ended. In this regard, please amend your Form 10-K to include the report of the other accountant as required by Rule 2-05 of Regulation S-X.

A Report of Independent Registered Public Accounting Firm for the consolidated balance sheet of Xiangtian (USA) Air Power Co., Ltd. as of July 31, 2012 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year then ended issued by GBH CPAs, PC was inserted on page F-3 of the 10KA.

2. If you are neither able to provide the other auditors’ report in accordance with Rule 2-05 of Regulation S-X, nor able to obtain a reaudit of the balance sheet at July 31, 2012 and of the cumulative period from September 2, 2008 (inception) through the end of July 31, 2012 for the statements of operations, stockholders’ deficit, and cash flows, you must request a waiver from the Securities and Exchange Commission’s Office of the Chief Accountant of Corporation Finance. If a waiver is obtained, the auditor’s report should then exclude any reference to the cumulative data and the columnar headings in the audited financial statements of Period from September 2, 2008 (Inception) to July 31, 2013 should be labeled as unaudited. Please revise or advise, as appropriate.

See response to item 1.

Form 10-Q for the quarterly period ended October 31, 2013

Consolidated Balance Sheet, page 1

3. Refer to the Stockholders’ Deficit section. Please revise the Common Stock amount at October 31, 2013 to be $258,000, rather than $258,000,000.

The 10QA revised the amount of the company’s issued and outstanding common shares.

.

In connection with responding to our comments, enclosed please find, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly, /s/ Steven Schuster Steven Schuster

Xiangtian (USA) Air Power Co. Ltd.

Unit 602 Causeway Bay Comm. Bldg 1

Sugar Street, Causeway Bay

Hong Kong, China

March 27, 2014

David R. Humphrey

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Xiangtian (USA) Air Power Co., Ltd.
Form 10-K for the fiscal year ended July 31, 2013
Filed October 29, 2013
Form 10-Q for the quarterly period ended October 31, 2013
Filed December 16, 2013
File No. 0-54520

Dear Mr. Humphrey:

We are writing in response to your letter dated March 5, 2014, with respect to the above-referenced report filed by Xiangtian (USA) Air Power Co., Ltd. (“Xiangtian” or the “Company”).

In responding to your comments, we will amend of our filings, and we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Xiangtian (USA) Air Power Co., Ltd.

By: /s/Deng Rong Zhou_____________________

Name: Deng Rong Zhou

Title: Chief Executive Officer